Employers Holdings, Inc.
10375 Professional Circle
Reno, NV  89521

July 21, 2009

Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Dear Mr. Riedler:

Employers Holdings, Inc., a Nevada corporation (referred to as the “Company”), is submitting this letter in response to your letter to Douglas D. Dirks dated July 9, 2009, regarding the Company’s Proxy Statement on Schedule 14A for its 2009 Annual Meeting of Stockholders filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2009 (the “Proxy Statement”).

Your comments are set forth below, followed by the Company’s response.  Page references refer to the Proxy Statement.

Schedule 14A
Compensation Discussion and Analysis

Annual Bonus, page 14

1.
We note your response to our prior comment 2 regarding enumeration of the individual goals set for each named executive officer.  However, your analysis appears to reiterate the same disclosure that was the focus of our prior comment.  In response to your arguments we note that, first, complying with the Compensation Discussion and Analysis requirements involves explaining your compensation process completely, and that part of that process is the identification of performance criteria and goals; and second, we do not apply the type of materiality analysis you offered, as we view a complete discussion of your compensation policies and processes to be material itself.

Please provide us with draft disclosure for your 2009 proxy statement that further specifies the individual goals, beyond just the broader groups of goals you disclose, that were set by the compensation committee, and to disclose which specific individual goals were evaluated for each named executive officer.

Response:

In response to your request, we are providing below draft disclosure for our 2009 proxy statement, which disclosure further specifies the individual goals set by the Compensation Committee beyond the groups of goals previously disclosed and specifies which goals apply to each named executive officer.  Solely for purposes of this disclosure, the named executive officers in our draft 2009 proxy statement will be the named executive officers included in the Proxy Statement.

July 21, 2009

Based on discussions with the Chief Executive Officer, the Compensation Committee of the Board of Directors has established the following specific individual performance goals for each of the Named Executive Officers as follows:

Douglas D. Dirks
•	Develop a fact-based economic outlook and a strategic plan in response to that outlook
•	Develop the subjects for, oversee and coordinate Board of Directors educational seminars and lead the Board of Directors’ Strategic Meeting
•	Support effective investor and analyst relationships through additional investor presentations and other appropriate means
•	Provide leadership at board, executive and enterprise level and build on the reputation and credibility of the Company with federal and state government and regulatory officials
•	Develop formal succession plan for all positions of vice president and above

Martin J. Welch
•	Oversee successful integration of acquired operations
1.      Complete implementation of a consolidated underwriting model enterprise-wide
2.      Develop 2010 regional business plans for presentation by regional leaders at the 2009 Board of Directors' Strategic Meeting
•	Lead integration of technology
1.      Complete roll-out of EAccess 2.0 (upgraded Underwriting platform) to be used enterprise-wide by the target date of November 1, 2009
2.      Complete roll-out of  the EPIC claims platform to be used enterprise-wide by the target date of November 1, 2009

William E. Yocke
•	Consolidate all accounting functions into the corporate headquarters
•	Maintain Sarbanes-Oxley compliance
•	Implement Dynamic Financial Analysis and Forecasting tools in the Finance function (for strategic and capital planning)
•	Develop and consolidate enterprise-wide data warehouse

Lenard T. Ormsby
•	Maintain proficiency in preparation of SEC filings and minimize reliance on outside legal counsel
•	Coordinate the roll-out of, and training related to, Company policies and procedures
•	Continue development and deployment of web-based corporate governance and training environment

July 21, 2009

John P. Nelson
•	Oversee successful integration of AmCOMP's administrative, human resource and payroll functions
•	Develop a strategic program for enterprise-wide real estate needs
•	Develop a standardized process regarding meeting and decisions to assist the Compensation Committee in planning and managing third-party costs

*           *           *
In connection with our response to your letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	comments from the Staff (the "Staff") of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (775) 327-2547.

Very truly yours,

EMPLOYERS HOLDINGS, INC.

/s/ Lenard T. Ormsby
Lenard T. Ormsby, Esq.
Executive Vice President, Chief Legal Officer &
General Counsel

cc:	Michael Rosenthall, Esq., Securities and Exchange Commission
Douglas D. Dirks, Employers Holdings, Inc.
Susan J. Sutherland, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
David C. Ingles, Esq., Skadden, Arps, Slate, Meagher & Flom LLP